UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Companhia de Capital Aberto Autorizado

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES TO THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 06th, 2022

1. Date, Time and Place: On December 06th, 2022, at 02:00 p.m, at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2. Call and Attendance: Call was done in accordance with the regalement and the meeting had the presence of all the members of the Company's Board of Directors.

3. Conduction of the Meeting: Chairman: Jean-Charles Henri Naouri; Secretary: Aline Pacheco Pelucio.

4. Agenda: (i) Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase; (ii) Analysis and deliberation on the Calendar of Corporate Events for the year 2023; and (iii) Analysis and deliberation on the composition of the Company's Advisory Committees.

5. Resolutions: The members of the Board of Directors, by unanimous vote and without restrictions, decided the following:

5.1       Analysis and deliberation on the proposal of issuance of shares under the terms of the Stock Option Plan and Stock Option Compensation Plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Stock Option Compensation Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Compensation Plan”) and (ii) the Company’s Stock Option Plan approved in the Special Shareholders’ Meeting held on December 31st, 2020 (“Stock Option Plan” and, together with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B6 and B7 of the Compensation Plan, and to Series C6 and C7 of the Stock Option Plan, to approve, in accordance with Article 6 of the Bylaws and the limit of the authorized capital of the Company, the increase of the corporate capital of the Company in the amount of R$1,571,593.87 (one million, five hundred seventy-one thousand, five hundred and ninety-three reais and eighty-seven cents), by means of the issuance of 181,920 (one hundred eighty-one thousand, nine hundred and twenty) common shares, as follows:

(i) 23,442 (twenty-three thousand, four hundred and forty-two) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$234.42 (two hundred thirty-four reais and forty-two cents), due to the exercise of options from Serie B6; (ii) 139,610 (one hundred thirty-nine thousand, six hundred and ten) common shares, at the issuance price of R$10.65 (ten reais and sixty-five cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$1,486,846.50 (one million, four hundred eighty-six thousand, eight hundred forty-six reais and fifty cents), due to the exercise of options from Serie C6; (iii) 7,931 (seven thousand, nine hundred and thirty-one) common shares, at the issuance price of R$0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$79.31 (seventy-nine reais and thirty-one cents), due to the exercise of options from Serie B7; (v) 10,937 (ten thousand, nine hundred and thirty-seven) common shares, at the issuance price of R$7.72 (seven reais and seventy-two cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$84,433.64 (eighty-four thousand, four hundred thirty-three reais and sixty-four cents), due to the exercise of options from Serie C7;

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

In view of the above, the Company’s capital stock is amended from the current R$1,261,646,786.96 (one billion, two hundred and sixty-one million, six hundred and forty-six thousand, seven hundred and eighty-six reais and ninety-six cents) to R$1,263,218,380.83 (one billion, two hundred and sixty-three million, two hundred and eighteen thousand, three hundred and eighty reais and eighty-three cents), fully subscribed and paid for, divided into 1,349,165,394 (one billion, three hundred and forty-nine million, one hundred and sixty-five thousand, three hundred and ninety-four) common shares with no par value.

5.2       Analysis and deliberation on the Calendar of Corporate Events for the year 2023: The Members of the Board of Directors deliberated, unanimously and without reservations, the Calendar of Corporate Events for the year 2023.

5.3       Analysis and deliberation on the composition of the Company's Advisory Committees: the Members of the Board of Directors decided, unanimously and without reservations, to elect, for a unified term of office, with a term until the Board of Directors meeting that approves the 2022 financial statements, the following members of the advisory committees to the Board of Directors:

People, Culture and Compensation Committee:

• Philippe Alarcon (Chairman), French, married, administrator, with Passport of the Republic of France nº 18FV13172, with business address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07;

• Christophe José Hidalgo, French, married, accountant, holder of the RNE V194572-X foreign identity card, registered with CPF / ME 214.455.098-06, resident and domiciled in the City of São Paulo, State of São Paulo and with an office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, 3.172, Jardim Paulista, CEP 01402-000;

• David Julien Emeric Lubek, French, married, business administrator, with Passport of the Republic of France nº 13BA92149, with business address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07; and

• José Flávio Ferreira Ramos, Brazilian, married, business administrator, bearer of identity card RG nº 25.919.840-7 SSP / SP and registered at CPF / ME under nº 315.119.536-91, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Resedá, nº 183, Bairro Cidade Jardim, CEP 05675-010.

Financial Committee:

• Christophe José Hidalgo (Chairman), qualified above;

• Philippe Alarcon;

• David Julien Emeric Lubek, French, married, business administrator, with Passport of the Republic of France nº 13BA92149, with business address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07;

• Luiz Nelson Guedes de Carvalho, Brazilian, married, economist, bearer of Identity Card RG nº 3.561.055-4 SSP / SP, registered with CPF / ME under nº 027.891.838-72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. Luciano Gualberto, 908 - Edificio FEA3, Cidade Universitária (USP), City and State of São Paulo, CEP 05508-010; and

• Geraldo Luciano Mattos Júnior, Brazilian, divorced, business administrator, bearer of identity card RG nº 1.021.122 SSP / CE and registered at CPF / ME under nº 144.388.523-15, resident and domiciled in the City of Fortaleza, State do Ceará, at Rua Antonele Bezerra, nº 6, apto 600, Bairro Meireles, CEP 60160-070.

Corporate Governance and Sustainability Committee:

• Philippe Alarcon (Chairman), qualified above;

• Christophe José Hidalgo, qualified above;

• Josseline Marie-José Bernadette De Clausade, French, widow, business administrator, with Passport of the Republic of France nº 18FV02580, with business address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07; and

• Belmiro de Figueiredo Gomes, Brazilian, divorced, commercial, bearer of identity card RG No. 52.669.074-0, enrolled in the Individual Taxpayer Registry of the Ministry of Finance (CPF) under No. 805.421.589-49, resident and domiciled in the City of São Paulo, State of São Paulo, with a business address at Avenida Aricanduva, 5555 – Jardim Marília, São Paulo-SP, 03523-020.

Strategic and Investment Committee:

• Christophe José Hidalgo (Chairman), qualified above;

• Philippe Alarcon, qualified above;

• David Julien Emeric Lubek, qualified above; and

• Geraldo Luciano Mattos Júnior, qualified above.

Audit Committee:

• Luiz Nelson Guedes de Carvalho (Coordinator and specialist in corporate accounting matters), qualified above;

• José Flávio Ferreira Ramos, qualified above;

• Philippe Alarcon, qualified above; and

• Heraldo Gilberto de Oliveira, Brazilian, married, administrator, bearer of the Identity Card RG nº 37.402.930-1-SP, registered at CPF / ME under nº 454.094.479-72, resident and domiciled in the City of São Paulo, State of São Paulo, with address at Rua Bandeira Paulista 104, apto 181, City and State of São Paulo, CEP 04532-000.

6.       Approval and signature of these minutes: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. Rio de Janeiro, December 06th, 2022. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Jean-Charles Henri Naouri, Belmiro de Figueiredo Gomes, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

Rio de Janeiro, December 06th, 2022.

I hereby certify, for due purposes, that this is a certificate of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.